SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act or 1934

For the month of August, 2002

GETTY COPPER CORP.
(Translation of registrant's name into English)

1000 Austin Avenue
Coquitlam, B.C. Canada V3K 3PI
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F

Form 20-F __X__ **Form 40-F** ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ **No** __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

GETTY COPPER CORP.

Date August 26, 2002

By: [signature]
John Lepinski, President CEO

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. "*Exchange Issuer*" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA *Handbook section 1751, are as follows:*

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are *required for the year-to-date period only.* Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.
2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.
3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.
4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.
5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
(d) The discussion must be factual, balanced and non-promotional.
(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
(d) material write-off or write-down of assets;
(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
(f) material contracts or commitments;
(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);
(h) material terms of any existing third party investor relations arrangements or contracts including:
  i. the name of the person;
  ii. the amount paid during the reporting period; and
  iii. the services provided during the reporting period;
(i) legal proceedings;
(j) contingent liabilities;
(k) *default under debt or other contractual obligations;*
(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
(n) management changes; or
(o) special resolutions passed by shareholders.

4. *Subsequent Events*
Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901 Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901 (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY	MM	DD
GETTY COPPER CORP.	June 30 2002	2002	08	

ISSUER ADDRESS				
1000 Austin Avenue				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Coquitlam	British Columbia	V3K 3P1	604-931-2814	604-931-3231
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
John Lepinski		President, CEO		604-931-3231
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
getty@attglobal.net		www.gettycopper.com		

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY	MM	DD
[signature]	John Lepinski	2002	08	
[signature]	Donald Willoughby	2002	08	

GETTY COPPER CORP.

INTERIM FINANCIAL STATEMENTS

For The Six Months Ended June 30, 2002

GETTY COPPER CORP.

INTERIM FINANCIAL STATEMENTS

Exhibit "A"

GETTY COPPER CORP.
Interim Balance Sheet
June 30, 2002
(Unaudited)

Assets

	June 30, 2002	December 31, 2001
Current:		
Cash	$ 2,054	$ 1,436
GST receivable	1,967	6,361
Prepaid expenses	3,926	1,496
	7,947	9,293
Capital (Note 3)	205,967	214,370
Mineral properties (Note 4)	471,508	471,508
	$ 685,422	$ 695,171

Liabilities

	June 30, 2002	December 31, 2001
Current:		
Accounts payable and accruals	$ 384,124	$ 356,116
Wages payable	1,048	1,036
Interest shortfall on Mortgage	1,916	—
Current portion of mortgage payable	100,838	100,838
Loan payable (Note 5)	176,621	114,221
	664,547	572,211

Shareholders' Equity

	June 30, 2002	December 31, 2001
Share Capital (Note 8)	11,805,210	11,805,210
Contributed Surplus (Note 8)	767,966	767,966
Deficit, per Exhibit "B"	12,552,301	12,450,216
	20,875	122,960
Going Concern (Note 2)		
Commitments (Note 10)		
	$ 685,422	$ 695,171

Approved by the Directors:

"John B. Lepinski"

"Donald R. Willoughby"

(See accompanying notes to the financial statements)

Exhibit "B"

GETTY COPPER CORP.
Interim Statement of Loss and Deficit
For The Six Months Ended June 30, 2002
(Unaudited)

	Three Months Ended June 30, 2002	Six Months Ended June 30, 2002	Three Months Ended June 30, 2001	Six Months Ended June 30, 2001
Revenue:				
Interest	$ 181	$ 181	$ 1,271	$ 2,880
Expenses:				
Amortization	1,432	2,863	1,869	3,714
Bank charges and interest	8,799	13,943	5,049	11,983
Filing fees	3,937	4,724	4,157	4,682
Insurance	698	1,696	974	1,924
Management fees	7,500	15,000	7,500	15,000
Marketing and promotion	55	419	129	552
Office and miscellaneous	5,783	7,224	4,727	9,927
Professional fees	8,297	8,464	12,932	18,132
Property Tax	4,376	4,376	3,731	3,731
Rent	1,500	3,000	1,500	3,000
Telephone	1,665	3,198	1,895	4,169
Transfer fees	2 841	4,274	3,652	5,201
Travel	815	1,080	630	1,435
Wages and benefits	10,006	17,074	9,762	17,298
	57,704	87,335	58,507	100,748
Net Loss before Income Taxes	57,523	87,154	57,236	97,868
Write off Mineral Properties	14,931	14,931	—	—
Future Income Taxes	—	—	(860)	(1,708)
Net Loss for the Period	72,454	102,085	56,376	96,160
Deficit, beginning	12,450,216	12,450,216	4,610,728	4,610,728
Deficit, ending, to Exhibit "A"	$ 12,522,670	$ 12,552,301	$ 4,667,104	$ 4,706,888
Basic loss per share		.003		.003
Fully diluted loss per share		.003		.003

(See accompanying notes to the financial statements)

Exhibit "C"

GETTY COPPER CORP.
Interim Statement of Cash Flow
For The Six Months Ended June 30, 2002
(Unaudited)

	Three Months Ended June 30, 2002	Six Months Ended June 30, 2002	Three Months Ended June 30, 2001	Six Months Ended June 30, 2001
Operating Activities:				
Net Loss, per Exhibit "B"	$ (72,454)	$ (102,085)	$ (56,376)	$ (96,160)
Adjustments for:				
Mineral properties write down	14,931	14,931	—	—
Future income taxes	—	—	(860)	(1,708)
Amortization – administration	1,432	2,863	1,869	3,714
Amortization – deferred	2,770	5,540	3,329	6,650
	(53,321)	(78,751)	(52,038)	(87,504)
Net Change in non-cash working capital balances:				
(Increase)Decrease in accounts receivable	(759)	4,394	(3,149)	(344)
(Increase) Decrease in prepaid expenses	(390)	(2,430)	(2,566)	3,333
Increase (Decrease) in accounts payable	28,379	29,924	41,345	39,873
Increase (Decrease) in wages payable	603	12	(194)	200
Increase (Decrease) in Mortgage payable	—	—	(392)	(778)
Cash Flows From (Used In) Operating Activities	(25,488)	(46,851)	(16,994)	(45,220)
Investing Activities:				
Deferred exploration and development costs	(7,559)	(14,931)	(37,591)	(42,037)
Acquisition of Capital Assets	—	—	—	(1,365)
Cash From (Used In) Investing Activities	(7,559)	(14,931)	(37,591)	(43,402)
Financing Activities:				
Loan from Freeway Properties Inc.	33,400	62,400	—	—
Cash From (Used In) Financing Activities	33,400	62,400	—	—
Change in Cash and short-term investments	353	618	(54,585)	(88,622)
Cash and short-term investments, beginning	1,701	1,436	162,959	196,996
Cash and Short-Term Investments, Ending	$ 2,054	$ 2,054	$ 108,374	$ 108,374

(See accompanying notes to the financial statements)

Exhibit "D"

GETTY COPPER CORP.
Notes to Interim Financial Statements
June 30, 2002
(Unaudited)

1. General Information:

The company has not yet determined whether its mineral property contains ore reserves that are economically recoverable. In addition, the company is dependent upon external sources of financing in order to fund the exploration and development of its mineral property. The recoverability of amounts shown for mineral property and the ability of the company to meet its obligations is dependent upon the company meeting its commitments to incur exploration and development costs. the discovery of economically recoverable reserves, the ability of the company to obtain necessary financing to complete the exploration and development of the mineral property and future profitable production or proceeds from the disposition thereof.

The company has an urgent need for equity capital and financing for working capital requirements and to fund exploration and development of its mineral property. The Company is not in a position to discharge it liabilities as they became due in the ordinary course of business.

2. Accounting Policies:

a) Significant Accounting Policies-

These financial statements have been prepared in accordance with generally accepted accounting principles accepted in Canada applicable to a going concern and reflect the policies outlined below. The financial statements do not give effect to adjustments that would be necessary should the Company be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business.

b) Mineral Properties-

Costs of acquisitions and exploration and development expenditures are allocated to specific groups of mineral claims as work is performed on or for the benefit of those claims and are capitalized until such time as the extent of mineralization has been determined and mineral claims are either developed, sold, or abandoned. If there is an indication of impairment, the mineral properties are written down to the estimated net recoverable amount. The company does not accrue the estimated future cost of maintaining, in good standing, its mineral properties.

Capitalized costs are amortized over the useful life of the properties upon commencement of commercial production, or written off if the properties are sold or abandoned.

b) Administrative Costs-

Administrative costs are expensed as incurred.

GETTY COPPER CORP.
Notes to Interim Financial Statements
June 30, 2002
(Unaudited)

c) Capital Assets-

Capital assets are recorded at cost. Amortization is provided on the declining balance basis at the following annual rates:

Automotive equipment	30%
Building	4%
Computer equipment	30%
Computer software	100%
Office equipment	20%
Portable building	30%

For the period of acquisition, the rate is one half of that shown above.

d) Future Income Taxes

The company follows the liability methods of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for the temporary differences between tax and accounting bases of assets and liabilities and for unused tax losses. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

e) Flow-through financing

The company has issued flow-through shares, which transfer the tax deductibility of exploration expenditures to the investors. Proceeds received on the issue of such shares is credited to share capital and the related exploration costs is charged to mineral property. The future income tax liability arising from the transfer of the tax deductibility of exploration expenditures is recorded as a share issue cost.

f) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant areas requiring the use of management estimates relate to the valuation of its mineral property and the determination of useful lives of capital assets for purposes of calculating amortization.

GETTY COPPER CORP.
Notes to Interim Financial Statements
June 30, 2002
(Unaudited)

3. Capital Assets:

	Cost	Accumulated Amortization	**June 2002 Net**	Dec. 2001 Net
Automotive equipment	$ 39,602	$ 35,168	**$ 4,434**	$ 5,217
Portable building	12,112	11,083	**1,029**	1,211
Computer equipment	92,602	80,214	**12,388**	14,574
Computer software	73,935	73,935	**–**	–
Office equipment	70,592	49,984	**20,608**	22,897
Building	178,124	32,938	**145,186**	148,149
Land	22,322	-	**22,322**	22,322
	$489,289	$283,322	**$ 205,967**	$214,370

4. Mineral Properties:

The mineral claims are located within the Highland Valley, British Columbia mining district and cover an area in excess of 210 square kilometers.

The Getty and Getty North mineral claims are subject to a 1-1/2% net smelter return royalty in favour of Robak Industries Ltd. "Robak", which is controlled by a director of the company.

The Company acquired a 50% interest in the Getty Central, Getty South and Getty Southwest mineral claims from Robak in exchange for $85,900 cash, a commitment to spend an agreement of $6,950,000 on exploration and development of the claims by December 31, 2002; an agreement to complete a feasibility report on the Getty South mineral claims by December 31, 2002; and a 1-1/2% royalty in favour of Robak. Once the conditions are met, the company and Robak will enter into a joint venture. If the conditions are not met, the interest in the claims may be returned to Robak.

As at June 30, 2002 the company's expenditures are as follows:

	Expenditures	Commitment
Getty Central	$ 53,739	$ 750,000
Getty South	808,747	5,100,000
Getty Southwest	380,816	1,100,000
	$1,243,302	$ 6,950,000

The Transvaal mineral claims were acquired in 1996 through an option agreement with Genco Resources Ltd., formally Globe Resources Inc a related company, and are subject to a 1-1/2% net smelter royalty. The company has a commitment to spend no less than $525,000 on exploration and development during the six years following the acquisition. Once the condition is met, the Company and Genco Resources Ltd. will enter into a joint venture. As of June30, 2002 the company spent $340,088 on exploration.

GETTY COPPER CORP.
Notes to Interim Financial Statements
June 30, 2002
(Unaudited)

4. Mineral Properties:

	June 30, 2002	December 31, 2001
Getty North Claims		
Acquisition costs	$ 352,398	$ 352,398
Exploration and development costs		—
	352,398	352,398
Getty Northwest Mineral Claims		
Acquisition costs	33,210	33,210
Exploration and development costs		—
	32,210	33,210
Getty Central Mineral Claims, 50 % Interest		
Acquisition costs	9,300	9,300
Exploration and development costs		—
	9,300	9,300
Getty South Mineral Claims, 50 % Interest		
Acquisition costs	63,300	63,300
Exploration and development costs		—
	63,300	63,300
Getty Southwest Mineral Claims, 50% Interest		
Acquisition costs	13,300	13,300
Exploration and development costs		—
	13,300	13,300
Transvaal Mineral Claims, 50% Interest		
Exploration and development costs	—	—
	$ 471,508	$ 471,508

The exploration and development costs are comprised of:	2002	2001
Assay	$ 473,293	$ 473,293
Drilling	4,207,932	4,207,932
Environmental	254,454	254,454
Geology	2,408,409	2,408,409
Metallurgy	228,085	228,085
Feasibility Study	129,886	129,886
Other	1,716,689	1,701,758
Provision for impairment	(9,418,748)	(9,403,817)
	$ —	$ —

Capital asset amortization capitalized as exploration costs during the period amounted to $5,540 (Dec2001$13,370).

GETTY COPPER CORP.
Notes to Interim Financial Statements
June 30, 2002
(Unaudited)

4. Mineral Properties Cont...

The company is pursuing approaches to further develop its mineral properties. Although it is uncertain whether the company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral property the company believes that it may be able to economically develop the mineral property. However, Canadian generally accepted accounting principles require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred. Accordingly, during 2001 the company recorded a provision for impairment of its mineral properties in the amount of $9,403,817 and a further $14,931 in the six months ended June 30, 2002.

5. Loan Payable

The loan payable is to a company controlled by an officer and director of the company, bears interest at 8% per annum and has no fixed terms of repayment and is secured by a general security agreement.

6. Mortgage Payable:

The mortgage payable is secured by a first mortgage on land and building and requires monthly payments of $756 including interest at 7.5% per annum, term: due December 31, 2002.

7. Income Taxes

Significant components of the company's future income tax assets and liabilities are as follows:

	2002	2001
Tax value of mineral properties in excess of (less than) book value	$ 2,168,503	$ 2,163,000
Tax value of capital assets in excess of book value	109,000	109,000
	2,277,503	2,272,000
Valuation allowance	(2,272,503)	(2,272,000)
	—	—
Net operating loss carry forwards	975,000	975,000
Valuation allowance	(975,000)	(975,000)
	—	—
Net future income tax liabilities	—	—

The company has determined that realization is not more likely than not and therefore a valuation allowance against the future income tax assets has been recorded.

A reconciliation between the company's statutory and effective tax rates is as follows:

	2002	2001	2000
Statutory Rate	40%	45%	46%
Tax rate change	—	141	10
Unrecognized benefit of current year's losses	(40)	(168)	(44)
Effective rate of tax recovery	— %	18%	12%

At December 31, 2001 the company has $2,461,000 (2000 - $2,266,000) of loss carryforwards available to reduce taxable income for future years.

Exhibit "D"
(Continued)

GETTY COPPER CORP.
Notes to Interim Financial Statements
June 30, 2002
(Unaudited)

8. Share Capital:

	2002 Shares	2002 Amount	2001 Shares	2001 Amount
Authorized-				
Unlimited number of Common shares				
Issued-				
Balance at January 1,	28,402,313	$14,617,913	28,402,313	$14,617,913
Share issue costs		2,812,703		2,812,703
Balance, June 30, 2002		$11,805,210		$11,805,210

During 2000 the company issued 1,937,323 units consisting of one regular share and a ½ warrant and 786,667 flow through units consisting of one flow through share and a ½ warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.20 to November 20, 2002. The flow-through shares are common shares, which transfer the tax deductibility of $118,000 of mineral exploration and development expenditures to the investors. At December 31, 2001, warrants for 1,361,995 common shares remain outstanding. During the quarter ending December 31, 2001, the expiry date of the 1,361,955 warrants was extended a further year to November 20, 2002.

375,000 shares are held in escrow with their release subject to regulatory approval. These shares were issued in 1985 for $3,750. The escrow agreement calls for the release from escrow in accordance with the policies of the securities commission or the stock exchange. These policies provide for the release based upon exploration and development expenditures by the company

Contributed surplus of $767,966 arose on the cancellation in 1992 of 3,157,050 shares held in escrow for no consideration. The shares were initially issued in 1988 in the exchange for common shares of Exxau, Inc., a wholly-owned subsidiary at that time; in exchange for limited partnership units of Exxau, Ltd., Limited Partnership; and in settlement of Exxau, Ltd. Limited Partnership's indebtedness to the shareholders of Exxau, Inc. The shares were surrendered and cancelled incidental to the company's listing application.

9. Stock Options

During the quarter ended March 31, 2002, 1,045,000 options expired on January 29, 2002..

During 2001 the company adopted a share option plan whereby up to 5,600,000 common shares are reserved for issuance under the plan.

The exercise prices of all the options was the fair market value of a common share at the date the options were granted or the exercise price was re-priced.

The company has adopted new recommendation of the Canadian Institute of Chartered accountants related to options, however as all options have expired, these recommendations are not applicable.

10. Commitments:

The company is committed to make monthly payments of $3,000 to related parties for management fees, and rent.

GETTY COPPER CORP.
Notes to Interim Financial Statements
June 30, 2002
(Unaudited)

11. Related Party Transactions:

The company had the following transactions with officers and directors of the company and companies or professional firms with which the officers or directors are associated:

	2002	2001
Transactions during the period:		
Interest	**7,530**	3,407
Management fees	**15,000**	15,000
Professional Fees	**6,088**	—
Rent	**3,000**	3,000

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

	2002	2001
Balances at year end:		
Payables included in accounts payable	**$179,411**	$133,281
These balances are payable on demand and have arisen from providing services or recovery of expenses		
Loan from Freeway Properties Inc.	**176,621**	85,900
This balance represents cash advances to the Company.		

12. Other Information:

a) Financial instruments

The company's financial instruments consist of cash, GST receivable, accounts payable and accruals, wages payable, loan payable, and mortgage payable. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying value, unless otherwise noted. Due to the uncertainty over the timing and amount of repayment, the fair value of the loan payable cannot be reasonably estimated.

b) Statement of cash flows:

Cash used in operating activities includes:

	2002	2001
Interest paid	$2,080	$3,760
Interest received	181	2,880

c) Comparative figures

The comparative figures have been reclassified, where applicable, to conform with the current year's presentation.